EXHIBIT 99.2
IMPLEMENTATION OF THE PLAN OF ARRANGEMENT OF BELL CANADA
LETTER OF TRANSMITTAL
TO: Computershare Trust Company of Canada (“Computershare”)
RE: Plan of Arrangement of Bell Canada, Management Proxy Circular Dated December 12, 2006 (the “Plan of Arrangement”)
The undersigned hereby represents and warrants that the undersigned is the owner of the Class A preferred shares of Bell Canada represented by the share certificate(s) described below and represents and warrants that the undersigned has good title to the Class A preferred shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such Class A preferred shares.

Series of Bell Canada Class A	Certificate Number	Number of Shares	Registration
Preferred Shares enclosed

The above-listed share certificate(s) are hereby surrendered in exchange for a certificate representing first preferred shares of BCE Inc. (“BCE”), calculated according to an exchange ratio of one first preferred share of BCE for each Class A preferred share of Bell Canada owned by a preferred shareholder as at 7:00 p.m. (Eastern time) on the Effective Date (as defined in the Plan of Arrangement), as follows:

Series of Bell Canada Class A Preferred Shares Exchanged	Corresponding Series of BCE First Preferred Shares Received
Cumulative Redeemable Class A Preferred Shares Series 15	Cumulative Redeemable First Preferred Shares, Series AE
Cumulative Redeemable Class A Preferred Shares Series 16	Cumulative Redeemable First Preferred Shares, Series AF
Cumulative Redeemable Class A Preferred Shares Series 17	Cumulative Redeemable First Preferred Shares, Series AG
Cumulative Redeemable Class A Preferred Shares Series 18	Cumulative Redeemable First Preferred Shares, Series AH
Cumulative Redeemable Class A Preferred Shares Series 19	Cumulative Redeemable First Preferred Shares, Series AI
In addition, effective at 6:00 p.m. (Eastern time) on the Effective Date, Bell Canada will be deemed to have declared a one-time special dividend to the holders of Class A preferred shares of Bell Canada of record at such time in an amount of $0.20 per Class A preferred share. Such dividend will be paid by Bell Canada separately within seven days of the Effective Date.
The undersigned authorizes and directs Computershare to issue a certificate for BCE first preferred shares to which the undersigned is entitled as indicated below and to mail such certificate to the address indicated below or, if no instructions are given, in the name and to the address if any, of the undersigned as appears on the share register maintained by Bell Canada.

Name (please print)
Address

City	Province	Postal Code
Telephone (Office)	(Home)	Social Insurance Number	Tax Identification Number
( )	( )

Date:                                Signature of Shareholder:

INSTRUCTIONS:
DISTRIBUTION OF BCE FIRST PREFERRED SHARES
1)	Each registered preferred shareholder holding Class A preferred share certificate(s) of Bell Canada must deliver this Letter of Transmittal, duly completed and signed, together with the share certificate(s) indicated by the registered preferred shareholder on the front page of the Letter of Transmittal, to Computershare at the address listed below. The method of delivery to Computershare is at the option and risk of the shareholder, but if mail is used, registered mail with appropriate insurance is recommended. Computershare will not consider the requisite documents received until they are physically received by Computershare.

Preferred shareholders can expect to receive a new share certificate representing their first preferred shares of BCE as soon as practicable following receipt by Computershare of a validly executed Letter of Transmittal that is accompanied by the relevant original share certificate(s) representing their Class A preferred shares of Bell Canada and any other material requested by Bell Canada or Computershare, provided that such timeframe shall start at 7.00 p.m. (Eastern time) on the Effective Date in the event such documents are received prior thereto.
2)	LOST ORIGINAL CERTIFICATES: If a share certificate has been lost or destroyed, the Letter of Transmittal must be fully completed to the best of the knowledge of the registered preferred shareholder and forwarded to Computershare together with a letter stating the loss. Computershare will respond with the replacement requirements.
3)	If preferred shareholders receiving first preferred shares of BCE want their first preferred share certificate(s) to be issued in the name of another person, then (i) the share transfer power of attorney on the back side of the current share certificate(s) representing the relevant Class A preferred shares of Bell Canada that they wish to transfer, or (ii) a separate irrevocable share transfer power of attorney, must be endorsed by the registered holder of such share certificate(s). The registered holder’s duly authorized representative may also endorse such documents, so long as proof of authority to act is provided. Preferred shareholders may obtain a share transfer power of attorney form on the Internet at www.computershare.com or by calling Computershare at the number mentioned in the last paragraph of this letter. The signature(s) endorsing the current share certificate(s) or share transfer power of attorney, as applicable, must be guaranteed by an Eligible Institution (please refer to the following paragraph for further information). The validly endorsed current share certificate(s) and/or a separate irrevocable share transfer power of attorney, including the guarantee by the Eligible Institution, and proof of authority to act, where applicable, must be returned to Computershare. The registered preferred shareholder or its duly authorized representative endorsing the current share certificate(s) in this manner must accompany these materials with a covering letter to Computershare that it signs, stating that the current share certificate(s) is/are being deposited with Computershare on the terms and conditions outlined in this Letter of Transmittal and Plan of Arrangement, for the purposes of obtaining first preferred shares of BCE which such registered preferred shareholder or its duly authorized representative instructs Computershare to transfer to the other person. The covering letter must also contain the mailing address of such other person over to whom the first preferred shares of BCE are to be issued.

Preferred shareholders endorsing their current share certificate(s) have the following list of options available in respect of signature guarantees from Eligible Institutions:
➢	Canada and the U.S.A.: Obtain a Medallion Signature Guarantee from a member of an acceptable Medallion Signature Guarantee Program : Transfer Agent Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP), or New York Stock Exchange, Inc. Medallion Signature Program (MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The guarantor must affix a stamp bearing the words “Medallion Guaranteed”. Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The guarantor must affix a stamp bearing the words “Medallion Guaranteed”.
➢	Canada: Obtain a Signature Guarantee from a Canadian Schedule I chartered bank. The guarantor must affix a stamp bearing the words “Signature Guaranteed”, as well as a signature, its full name in print, and its alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaire, unless they are members of a Medallion Signature Guarantee Program.
➢	Outside North America: Preferred shareholders located outside North America will have to present the certificate(s) and/or document(s) necessitating the signature guarantee to a local financial institution that has a corresponding Canadian or American affiliate that is a member of an acceptable Medallion Signature Guarantee Program. The local financial institution will arrange for a signature to be over-guaranteed by such affiliate.

Please note that:
¡	First preferred shares of BCE to be issued to beneficial preferred shareholders will be attributed to such preferred shareholders through their respective accounts, by their financial intermediary. As a result, preferred shareholders who hold their Class A preferred shares of Bell Canada through a financial intermediary (i.e. a bank, trust company, broker, nominee, etc.) will not need to send a Letter of Transmittal and original share certificate(s) to Computershare.
¡	Until Computershare is in receipt of a validly executed Letter of Transmittal, the relevant original share certificate(s), and any other supporting documents as required by this Letter of Transmittal, and subsequently issues the corresponding first preferred shares of BCE, preferred shareholders will not be able to sell or otherwise transfer their first preferred shares of BCE.
¡	Where a Letter of Transmittal, share certificate, or share transfer power of attorney is executed by an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person must so indicate when signing such Letter of Transmittal, share certificate, or share transfer power of attorney and provide evidence of the signatory’s authority to act. Bell Canada and Computershare, may at their entire discretion, acting individually, require additional evidence of such authority to act or additional information.
MISCELLANEOUS
1)	It is recommended that preferred shareholders consult their tax advisor in respect of the tax consequences of the Plan of Arrangement.
2)	If a Letter of Transmittal is not complete or does not comply with the requirements for valid execution stated in this Letter of Transmittal or that is not provided along with appropriate original share certificate(s) and requisite supporting documentation, will be returned to the addressee with an explanation. Once the relevant preferred shareholder(s) has(have) made the necessary corrections, such preferred shareholder(s) may re-submit all the appropriate documentation that is required to effect the exchange of their Class A preferred share certificate(s) of Bell Canada for first preferred share certificates of BCE.
3)	Neither Bell Canada, Computershare, nor their respective agents is under any obligation to notify a preferred shareholder of any deficiency in the execution of a Letter of Transmittal. Neither Bell Canada, Computershare, nor their respective agents will accept any liability for failure to notify a preferred shareholder of a deficiency in the execution of a Letter of Transmittal. Any question concerning validity and timely receipt of a Letter of Transmittal will be determined by Bell Canada in its sole discretion.
4)	If the implementation of the Plan of Arrangement does not occur as a result of the conditions to the Plan of Arrangement not having being satisfied or waived, or otherwise, Computershare will return to preferred shareholders the original share certificate(s) it received from them by first class mail (postage prepaid) as soon as practicable.

5)	For further information, you may contact Computershare at 1-800-561-0934.
Please send all certificates and other requisite documentation to the offices of Computershare as indicated below:

BY MAIL	BY REGISTERED MAIL,
Computershare Trust	HAND OR COURIER
Company of Canada	Computershare Trust
P.O. Box 7021	Company of Canada
31 Adelaide Street E	100 University Avenue
Toronto, ON	9th Floor
M5C 3H2	Toronto, Ontario
Attn: Corporate Actions	M5J 2Y1